

September 2, 2010

Frank Ficarra
Chief Executive Officer
Bureau of Fugitive Recovery, Inc.
132 W. 11th Avenue
Denver, CO 80204

> **Re:** **Bureau of Fugitive Recovery, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 10, 2010**
> **File No. 333-168713**

Dear Mr. Ficarra:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. The registration statement covers a continuous offering of shares by your selling shareholders. Therefore, the Rule 415 box on the cover page of the registration statement should be checked.

2. We note that you state that the registration fee was calculated pursuant to Rule 457(a) and (g). However, it appears that your registration fee was calculated based upon the maximum aggregate offering price of the securities being registered pursuant to Rule 457(o). Please revise the fee table accordingly.

3. Tell us why the company is not a shell company. We note that you have had nominal operations to date; no significant assets or financial resources and "sustain operating

expenses without corresponding revenues, at least until the consummation of a business combination."

4. Please update your financials to include unaudited June 30, 2010 financial statements.

Outside Front Cover Page

5. We note your disclosure that you intend to seek quotation on the OTCBB or "other national exchange". OTCBB is not an exchange rather it is an inter-dealer quotation system. Please clarify your disclosure throughout that the OTCBB is a quotation system not an exchange.

6. Disclose that this offering is the initial public offering of the company and prior to this offering the Company was not a reporting company.

Table of Contents, page 2

7. Please provide the disclosure required by Item 502 of Regulation S-K regarding dealer prospectus delivery obligations.

Selected Financial Data, page 4

8. We note that in 2009 your business generated a net loss of $37,017, but achieved net income per share of $0.01. Please reconcile. This comment applies to the periods ended March 31, 2009 and March 31, 2010 as well.

Risk Factors, page 5

"Changes in legislation in jurisdictions where we…," page 6

9. This risk factor is duplicative of the prior one.

"If our application to trade our Common Stock is approved…," page 7

10. Please clarify here and throughout your prospectus that you must be sponsored by a market maker that files a Form 211 for your common stock to be quoted on the OTCBB rather than the company filing an application.

Selling Stockholders, page 10

11. We note that you disclose that the estimated costs of registering your common stock in this offering are $30,000. However, in Item 13, you disclose that the total costs are approximately $42,000. Please reconcile.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Overview, page 13

12. Revise your overview section to discuss management's reasons for becoming a public company. We especially note that the private offering underlying the registered resale only raised $7,050 for the company. Discuss the pros and cons of doing so, including management's estimate of the increased expenses of publicly reporting.

13. You disclose that you "will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination." However, please describe why you believe your company, a reporting company with minimal assets, would be attractive to a company seeking a business combination. In other words, explain the perceived benefit for a company in engaging in a business combination with you as opposed to engaging in a transaction with a company with a longer operating history or a history of producing income. Discuss how an acquisition would likely be financed due to your limited financial resources. In your explanation, take into account the consideration that either you or the other company would have to provide in such a transaction as well as the obligations the other company would have to assume as a public company.

Results of Operations, page 14

14. Please enhance your Management's Discussion and Analysis to discuss the underlying reasons for changes in performance from period to period. This disclosure should provide a narrative discussion of your financial statements that enable investors to see the company from management's viewpoint. For example, your revenue decreased significantly from 2008 to 2009, but you do not discuss the underlying reason(s) for this decrease. In addition, you issued a substantial amount of compensatory stock in 2009. Please discuss the reasons for this decrease considering the significant decrease in revenue.

Liquidity and Capital Resources, page 14

15. We note your disclosure that you have a note payable in the principal amount of $15,000 that is due in September 2010. Please file this note as an exhibit pursuant to Item 601 of Regulation S-K or explain why you believe it is not required to be filed. Furthermore, Item 303(a)(1) of Regulation S-K requires a company to identify any known demands or commitments that are reasonably likely to result in the registrant's liquidity increasing or decreasing in any material way. Please revise your disclosure to address whether you anticipate being able to pay this note when it comes due, the manner in which you would raise the funds to pay and, to the extent you do not anticipate being able to pay this note in a timely manner, any potential fines or penalties you may be obligated to pay.

16. We note your auditor's concern regarding your ability to continue as a going concern. Please provide a detailed analysis regarding how you plan to address this going forward. In addition, please provide an analysis of whether your capital resources are sufficient to fund your operations for the next 12 months. If not, please explain how you expect to obtain funding to continue operating your business.

Description of Business, page 15

17. Provide more analysis as to why management believes revenues "will increase exponentially due to increased demand for bail bonds." In addition, discuss how you will be "streamlining your operations within the next calendar year."

18. Please expand the discussion of the specific services you provide to your customers to describe how you are paid for your services, including whether you enter into any contracts with your customers.

19. We note your disclosure that there "many small operations that have expressed interest in merging with our Company…" Please disclose whether you are currently considering a merger or other business combination with any of these entities. If so, please disclose any material terms of the potential transaction. If not, please revise accordingly.

Management, page 19

20. Pursuant to Item 401(e) of Regulation S-K, please disclose the business experience of all your directors and executive officers for the last five years. In addition, please disclose the skills, qualifications and experiences that led you to conclude that these individual should serve as directors.

Executive Compensation, page 20

Summary Compensation Table, page 20

21. We note that you recognized $22,650 in compensatory stock issuances in 2009. Please confirm that none of these issuances were to your named executive officers.

Security Ownership of Certain Beneficial Owners and Management, page 21

22. Please add Frank Ficarra to this table.

23. Please describe the relationships of each of Kamryn Abraham, Joseph Ficarra and David Cerullo to your executive officers, directors or 5% shareholders, as applicable.

Shares Eligible for Future Sale, page 23

24. Please quantify the number of shares that will be eligible for sale following this offering pursuant to Rule 144.

Recent Sales of Registered Securities, page 40

25. Please provide the disclosure required by Item 701 of Regulation S-K.

Statement of Stockholder's equity, page F-4

26. We note your statement on page 3 that in December 2009 you undertook a forward split of your issued and outstanding shares of common stock whereby 10,000 shares were issued in exchange for every one share then issued and outstanding. This appears inconsistent with the note in your stockholder's equity that states a 1 for 10 reverse split effective February 26, 2008. Please clarify, and if necessary update your document.

Exhibits and Financial Statement Schedules

27. Please file the required exhibits pursuant to Item 601 of Regulation S-K, including material contracts.

Signatures

28. Please ensure that your chief accounting officer signs your amended Registration Statement on Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities and Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rahim Ismail, accountant, at (202) 551-4965 or Kyle Moffatt, accountant branch chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, attorney-advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director